Exhibit 12.01

Oklahoma Gas and Electric Company

S E C Method of

Ratio of Earnings to Fixed Charges

	Year Ended Dec 31, 1999	Year Ended Dec 31, 2000	Year Ended Dec 31, 2001	Year Ended Dec 31, 2002	Year Ended Dec 31, 2003	6 Months Ended Jun 30, 2004

Earnings:
Net Income	$139,041,196	$142,391,955	$121,206,243	$126,063,042	$115,427,897	$30,402,790

Add Income Taxes	84,964,966	80,342,171	69,425,700	71,509,149	60,176,789	10,344,617

Add Fixed Charges	50,124,012	52,948,444	49,953,948	44,577,061	42,582,265	21,144,847

Subtotal	274,130,174	275,682,570	240,585,891	242,149,252	218,186,951	61,892,254

Subtract:
Allowance for funds used during construction	719,576	2,229,277	707,822	905,189	538,624	265,630

Total Earnings	273,410,598	273,453,293	239,878,069	241,244,063	217,648,327	61,626,624

Fixed Charges:
Long-term debt interest expense	44,813,022	45,857,811	42,256,284	38,171,798	36,899,911	18,126,632
Other interest expense	1,845,150	3,151,243	4,438,997	3,044,837	2,443,702	1,451,216
Calculated interest on leased property	3,465,840	3,939,390	3,258,667	3,360,426	3,238,652	1,566,999

Total Fixed Charges	$50,124,012	$52,948,444	$49,953,948	$44,577,061	$42,582,265	$21,144,847

Ratio of Earnings to Fixed Charges	5.45	5.16	4.80	5.41	5.11	2.91